

August 30, 2010

In-Young Chase
Vice President
MS Structured Asset Corp.
1585 Broadway, Second Floor
New York, NY 10036

    Re: MS Structured Saturns Series 2005-1
             Form 10-K for the fiscal year ended December 31, 2009
             Filed April 5, 2010
             File No. 001-32388

Dear Ms. Chase:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

1. We note your Form 10-K was not filed within 90 days of year end. Please tell us why and what procedures you have put in place to ensure compliance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Rizzo at (202) 551-3574 with any questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor